                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                         REAL ESTATE ASSOCIATES LIMITED
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. -- OFFEROR
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                                    Amount of Filing Fee**
--------------------------------------------------------------------------------
$3,846,969                                                $43.31
--------------------------------------------------------------------------------

*    For purposes of calculating the fee only.

**   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
                          -------------                    -------------

Form or Registration No.:                    Date Filed:
                          -------------                    -------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.   [ ] going-private transaction subject to Rule 13e-3.

[ ] issuer tender offer subject to Rule 13e-4.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Real Estate Associates Limited, a California limited partnership, at a price of $58.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 16, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         This Amendment No. 1 amends Items 4 and 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO Properties.

         On October 11, 2002, AIMCO Properties mailed a letter to the holders of units of Real Estate Associates Limited, announcing that it was extending the expiration date of the offer from midnight New York time on October 11, 2002, to midnight New York time on October 31, 2002. A copy of that letter is filed with this Schedule TO as Exhibit (a)(7).

ITEM 4.           TERMS OF THE TRANSACTION.

         The expiration date of the offer is midnight New York time on October 31, 2002.

ITEM 12.          EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Real Estate Associates Limited, dated September 16, 2002 (previously filed)

(a)(2) Letter of Transmittal and related instructions, dated September 16, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated September 16, 2002
                  (previously filed).

(a)(4) Letter, dated September 16, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited (previously filed).

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(a)(7) Letter, dated October 11, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited.

(b)(1) Fourth Amended and Restated Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference).

(b)(2) Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by this reference).

(d)               Not applicable

(g)               None.

(h)               None.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)            Offer to Purchase limited partnership units of Real Estate
                  Associates Limited, dated September 16, 2002 (previously filed)

(a)(2)            Letter of Transmittal and related instructions, dated
                  September 16, 2002 (included as Annex II to the Offer to
                  Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated September 16, 2002
                  (previously filed).

(a)(4) Letter, dated September 16, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited (previously filed).

(a)(5)            Annual Report of AIMCO Properties for the year ended December
                  31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6)            Quarterly Report of AIMCO Properties for the period ended June
                  30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(a)(7) Letter, dated October 11, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited.

(b)(1)            Fourth Amended and Restated Credit Agreement, dated as of
                  March 11, 2002, by and among AIMCO Properties, AIMCO/Bethesda
                  Holdings, Inc., NHP Management Company, Bank of America, N.A.,
                  Fleet National Bank, First Union National Bank, and the other financial institutions party thereto (Exhibit 10.29 to AIMCO's
                  Annual Report on Form 10-K for the year ended December 31,
                  2001 is incorporated herein by reference).

(b)(2)            Second Amendment to Fourth Amended and Restated Credit
                  Agreement, dated as of August 2, 2002, by and among Apartment
                  Investment and Management Company, AIMCO Properties, L.P.,
                  AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
                  America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by this reference).

(d)               Not applicable

(g)               None.

(h)               None.